Exhibit 99.1

NewcelX Announces Pricing of $1.4 Million Equity Financing at 20% Premium Pricing

Private Financing Reflects Strong Investor Confidence and Supports Advancement of Lead Type 1 Diabetes Program Following Successful FDA Pre-IND Meeting

ZURICH, Switzerland, July 31, 2026 (GLOBE NEWSWIRE) -- NewcelX Ltd. (Nasdaq: NCEL), a clinical-stage biopharmaceutical company developing stem cell-based therapies for type 1 diabetes, today announced that it has entered into securities purchase agreements for a private placement at a purchase price of $4.033 per share, representing a 20% premium to the last closing price of the Company’s common shares on July 30, 2026.

Pursuant to the terms of the securities purchase agreements, the Company is selling an aggregate of 347,134 common shares and one series of warrants to purchase an aggregate of 347,134 common shares at an exercise price of $4.437 per share, which is 132% of the last closing price of the Company’s common shares on July 30, 2026.

The offering includes participation from existing shareholders and is expected to close on or about Aug 14, 2026, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the offering, together with its current cash position, and previously announced $25 million equity line, primarily to advance NCEL-101, NewcelX’s lead program for type 1 diabetes, in collaboration with Eledon Pharmaceuticals, and for working capital and general corporate purposes.

“We are very pleased to price this financing at a 20% premium to market with the participation of existing shareholders and new long-term investors,” said Ronen Twito, CEO & Executive Chairman of NewCelX. “We believe their support reflects growing confidence in our strategy, our recent achievements, including the successful FDA Pre-IND meeting for NCEL-101, and the long-term potential of our type 1 diabetes program. This financing provides additional resources to advance NCEL-101 toward IND-enabling studies as we continue working to bring a potential cure for type 1 diabetes closer to patients.”

The securities described above are being issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder and have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in this offering, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About NewcelX

NewcelX is an innovative biopharmaceutical company focused on developing transformative stem-cell-derived therapies for Type 1 Diabetes. Built on a validated human pluripotent stem cell (hPSC) platform, the Company’s lead program, NCEL-101, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for Type 1 Diabetes integrating cell therapy, immune protection, and translational science to address critical unmet medical needs.

Social Media: LinkedIn, Facebook, X, Instagram

Website: www.newcelx.com

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses the timing and completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of proceeds therefrom. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the regulatory pathways that NewcelX may elect to utilize in seeking European Medicines Agency, the FDA, and other regulatory approvals; its ability to drive revenue growth, enhance research and development capabilities, and improve financial performance is subject to uncertainties; that its financial position raises substantial doubt about its ability to continue as a going concern; its ability to maintain listing and effectively comply with the listing requirements of the Nasdaq; changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials, including its expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of its product candidates or whether such trials will be conducted at all; competitive companies, technologies and its industry; the development and commercialization, if any, of any other product candidates that it may seek to develop; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; the scope of protection it is able to establish and maintain for intellectual property rights covering its product candidates and its ability to operate its business without infringing the intellectual property rights of others; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; its ability to establish and maintain strategic partnerships and other corporate collaborations; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; delays in developing or introducing new technologies, products, or applications; competitive pressures that could reduce market share or pricing; the overall global political and economic environment in the countries in which we operate; and security, political and economic instability in the Middle East that could harm its business, including due to the current security situation in Israel. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX.

Investor Contact

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: (212) 896-1254
NewCelX@kcsa.com

Company Contact
Sarah Bazak
InvestorRelations@newcelx.com